Mail Stop 3561

November 26, 2008

Ms. Sandra J. Andre
 President and Chief Executive Officer
Sierra Resource group, Inc
6767 W. Tropicana Avenue, Suite 207
Las Vegas, NV 89103

> **Re:** **Sierra Resource Group, Inc**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2007**
> **Form 10-Q/A for the Quarterly Period Ended**
> **March 31, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **June 30, 2008**
> **Form 10-Q for the Quarterly Period Ended**
> **September 30, 2008**
> **File No. 000-25301**

Dear Ms. Andre:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 9. Changes in and Disagreements with Accountants, page 28

1. Consistent with your disclosure herein, we note you reported your 2008 change in accountants from Kyle L. Tingle, CPA to DeJoya, Griffith & Company LLC via an Item 5.01 Form 8-K filed April 16, 2008. Please amend your Form 8-K by changing the Item Tag to the filing (i.e. a change in accountants is filed under Item Tag 4.01 rather than Item Tag 5.01). We may have further comments upon reviewing this amended filing.

Item 9A. Controls and Procedures, page 28

2. Please revise to provide conclusions regarding your disclosure controls and procedures as required by Item 307 of Regulation S-K.

3. Please revise to disclose any changes in internal control over financial reporting during your last fiscal quarter as required by Item 308(c) of Regulation S-K.

4. We note the disclosure of material weaknesses as a result of your evaluation of your internal control over financial reporting.   We also note that you concluded that your internal control over financial reporting was effective, other than the described weakness. Your management report did not comply with the requirement of Item 308(a)(3) of Regulation S-K. Specifically, the existence of a material weakness will preclude management from concluding that internal control over financial reporting is effective. Accordingly, please revise to state in clear and unqualified language your conclusion on the effectiveness of your internal control over financial reporting (in whole). Refer to SEC Release 33-8809 for further guidance.

5. Considering the comment above, please revise to disclose the following:
    *   discuss in detail the nature of the material weakness identified
    *   when the material weakness was identified, by whom it was identified and when the material weakness first began
    *   Management's current plans, if any, to remediate the weakness.

Section 302 Certifications

6. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-X in the following respects:
    *   The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))
    *   Paragraph 4(b) as defined in Item 601(31) of Regulation S-X was not included

    Please revise your certifications to address each of the matters noted above.

Form 10-Q/A for the Quarterly Period Ended March 31, 2008

Item 4. Controls and Procedures, page 13

7. We note your disclosure that management concluded that your internal
control over financial reporting was effective as of March 31, 2008.
Considering the comment above regarding the effectiveness of the internal
control over financial reporting as of December 31, 2007, please disclose the
changes that occurred during the quarter ended March 31, 2008 and factors
considered that supports management's conclusions.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 3. Evaluation of Disclosure Controls and Procedures, page 14

8. We note that you concluded that disclosure controls and procedures were
ineffective as of March 31, 2008. However, you have concluded that
disclosure controls and procedures were effective at June 30, 2008. Tell us
about the factors you considered to support management's conclusion and
disclose the changes that occurred during the quarter ended June 30, 2008
that impacted your effectiveness conclusion. If you conclude that your
disclosure controls and procedures were ineffective, revise to indicate this
conclusion and disclose your plan to remedy this deficiency.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Financial Statements

General

9. We note you acquired oil and gas working interests in Louisiana and Kansas
and capitalized the acquisition costs of $29,500. Please provide us with your
basis for capitalizing such costs and how you evaluate recoverability of these
costs. In your response, please tell us if you are applying the successful
efforts method under SFAS 69 or the full cost method under Article 4-10 of
Regulation S-X.

10. In connection with the comment above and considering you recognized
revenue of $508 in the current quarter, please tell us if the working interests
acquired were generating revenue at the date of acquisition. If so, please note
that the Staff considers the acquisition of a working interest in revenue-
generating oil and gas properties to be a business combination for which

audited statements of revenues and direct expenses are required, along with footnote disclosures of reserve quantities and the standardized measure pursuant to SFAS 69. For all acquisitions of oil and gas leases and wells, please amend your Form 8-K filed June 27, 2008 to file the necessary financial statements or explain to us why you believe they are not required. For further guidance, refer to SAB Topic 2D.

Exchange Act Reports

11. Please revise your other Exchange Act reports, as necessary, to comply with the comments above.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K. Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Ronald J. Stauber, Esq.
    Fax: (310) 556-3687